FULBRIGHT & JAWORSKI L.L.P.
A Registered Limited Liability Partnership
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
www.fulbright.com

ghettinger@fulbright.com	telephone:	(214) 855-8000
direct dial: (214) 855-7444	facsimile:	(214) 855-8200
June 13, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 03-05
Washington, DC 20549
Attn: Michael Clampitt and Justin Dobbie

Re:	Guaranty Financial Group Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 30, 2008
File No. 333-150558
Dear Sirs,
          Guaranty Financial Group Inc. (the “Company”) has filed Amendment No. 5 (the “Amendment”) to the Company’s above-referenced Registration Statement on Form S-1, reflecting changes made in response to the Staff’s comment letter dated June 4, 2008 (the “Comment Letter”).
          All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. Set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the Comment Letter, are the Company’s responses to the Staff’s comments.
Form S-1/A filed May 30, 2008
Recent Developments, page 3
1.	Noting your description of the investment agreement entered into between the company and TRT Financial Holdings, LLC, please expand your disclosure summarizing the material terms and conditions of such agreement to adequately inform investors of the impact of such transaction. For example, please include background information about the business of TRT and any relationships with the company prior to this transaction. Additionally, please disclose the percentage of shares of common stock outstanding that the 7,423,333 shares of common stock sold to TRT represents and the resultant dilution to existing shares. Also, disclose that if the subscription rights offering is cancelled or few shares are sold, few, if any, shares
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June 13, 2008

of convertible preferred stock will be issued to TRT. Finally, disclose all material conditions upon which the future investment by TRT is based.
Response
The Company has complied with this comment. Please see the changes in the “Recent Developments” section on pages 3 and 4 of the Amendment. Also, please note that we estimate that prior to the rights offering, TRT will own approximately 16.6% of the Company’s outstanding shares of common stock, and assuming the closing of the subsequent sale of Series B Preferred Stock pursuant to the investment agreements and purchase agreement entered into on June 7, 2008, will own approximately 18.5% of the Company’s outstanding common stock (assuming full conversion of the Series B Preferred Stock that would be issued to TRT pursuant to those agreements). Consequently, even if the rights offering is cancelled or very few shares are sold in the rights offering, TRT will still have to purchase approximately 167,680 shares of convertible preferred stock (which would be convertible into 1,676,800 shares of common stock). Accordingly, the Amendment does not include disclosure that few, if any, shares of convertible preferred stock will be issued to TRT pursuant to its initial investment agreement if the rights offering was cancelled or few shares were sold in the rights offering.
2.	Please provide us supplementally with your analysis as to why the registered subscription rights offering and the private offering to TRT should not be integrated into one offering.
Response
As described in the Amendment, following the Company’s filing of Amendment No. 4 to the Registration Statement on May 30, 2008, the Company entered into agreements with several large institutional investors regarding the private placement of shares of the Company’s Series B Mandatory Convertible Perpetual Cumulative Preferred Stock and subordinated notes to be issued by the Company’s subsidiary, Guaranty Bank (the “Subsequent Private Placement”).
It is our view that neither the initial private placement to TRT nor the Subsequent Private Placement should be integrated with the rights offering. In forming our view, we noted the Staff’s policy position expressed in the no action letters to Black Box Incorporated (June 26, 1990) (“Black Box”) and Squadron Ellenoff, Pleasant & Lehrer (Feb. 28, 1992) (“Squadron Ellenoff”). In Black Box, the Staff took the view that “for policy reasons...offers and sales of Convertible Debentures to a limited number of purchasers...in a transaction subsequent to the filing of the registration statement covering the Company’s proposed public common stock offering need not be integrated with the registered public offering” where the offering was made privately to qualified institutional buyers (as defined in Rule 144A of the Securities Act) (“QIBs”) and no more than three institutional accredited investors (as defined in Rule 501 under the Securities Act). The Staff reaffirmed its position in Squadron Ellenoff, noting that its policy position would apply to situations where the private offering was made strictly to QIBs and “no more than two or three large institutional accredited investors.”
As described in the Amendment, TRT is a large accredited investor within the meaning of Rule 501 under the Securities Act, and is controlled by Mr. Robert Rowling, an individual that was recently estimated by Forbes to have a net worth of approximately $6.4 billion. Available at http://www.forbes.com/lists/2007/54/richlist07_Robert-Rowling_Q4SB.html. TRT’s investment agreement specifically includes a representation that it is a large accredited investor. All other investors in the Subsequent Private Placement have made a representation to the company that they are both accredited investors and QIBs. Accordingly, the private placements (whether viewed individually or together) meet the requirements of the Staff’s policy position expressed in Black Box

June 13, 2008

and Squadron Ellenoff because they were restricted to QIBs and no more than one or two large institutional accredited investors.
Risk Factors, page 11
3.	Please revise the applicable risk factors on pages 14 and 15 to update the risks related to the issuance of equity securities to TRT in a private placement and the requirement that the company obtain the consent of Temple-Inland or a tax opinion reasonably acceptable to Temple-Inland in order to engage in such a transaction. Disclose if these conditions have been met.
Response
The Company has complied with this comment. Please see the revised disclosure on pages 15 and 16 of the Amendment.
Pricing Matters
4.	Noting the contingency in the pricing, i.e., that it may change if a different price is determined for the contingent public offering, provide the staff with an analysis as to how this complies with Item 501(b)(3) of Registration S-K and Instruction 2 to that Item requirement. Provide reference to any applicable statute, rule, regulation or No-Action letter.
Response
As we have discussed with you, the Company no longer intends to conduct an underwritten offering of the shares of its common stock not otherwise subscribed for in the rights offering. We have removed references to that underwritten offering from the Registration Statement and have also removed any related disclosure discussing a potential change in the subscription price.
          We trust that the foregoing appropriately addresses the issues raised by the Comment Letter. Thank you in advance for your prompt review and assistance.

Very truly yours, Glen J. Hettinger